                                                                                                                                                                                                                   Exhibit A

JOINT FILING AGREEMENT

This Joint Filing Agreement (this “Agreement”) hereby confirms the agreement by and among all of the undersigned that the Schedule 13G to which this Agreement is attached as Exhibit A, with respect to the beneficial ownership of the undersigned shares of common stock of Spirit Aviation Holdings, Inc., is being filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: April 23, 2026	By:	/s/ Vladimir Galkin
Vladimir Galkin

Date: April 23, 2026	By:	/s/ Angelica Galkin
Angelica Galkin

ANGELICA GALKIN REVOCABLE TRUST

Date: April 23, 2026			/s/ Angelica Galkin
		By:	Angelica Galkin
		Title:	Trustee